SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January, 2004

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

[ Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ]

Form 20-F   X       Form 40-F

[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes           No   X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION

(Registrant)

By:	/s/ Masahiko Goto

(Signature) Masahiko Goto President

Date: January 28, 2004

For immediate release

January 28, 2004

Company name:	Makita Corporation
Representative:	Masahiko Goto, President
Code number:	6586
Stock exchange listings: First sections of the Tokyo and
Nagoya stock exchanges

Revision of the Outlook for Performance
and
Notice Concerning Loss on Impairment of Fixed Assets of a Subsidiary

     Makita Corporation’s review of the assets of Joyama Kaihatsu Co., Ltd. (Ichinomiya-cho, Hoi-gun, Aichi; Capital: 20 million yen), a wholly owned subsidiary that operates a golf course in Japan, resulted in the posting of a loss on the impairment of fixed assets for the nine months ended December 31, 2003, as provided for under Financial Accounting Standards Board (FASB) Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.
     As a result, the outlook for consolidated performance announced previously for the year ending March 31, 2004 has been revised as described below. The outlook for non-consolidated performance has not been revised.

1.	Revised outlook for consolidated performance during the fiscal 2004 (from April 1, 2003, to March 31, 2004)

	Yen (millions)				Yen (millions)

	Outlook announced previously (A) (On October 28, 2003)	Revised outlook (B)	Change (B-A)	Percentage revision	For the fiscal year ended March 31, 2003 (Results)

Net sales	178,800	182,000	3,200	1.8%	175,603
Income before income taxes	15,600	14,600	(1,000)	(6.4%)	9,292
Net income	7,800	5,500	(2,300)	(29.5%)	6,723

Note: Tax benefit was not recognized on impairment losses of fixed assets recorded for the nine months ended December 31, 2003.

English Translation of press release originally issued in Japanese Language

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2. Loss on the impairment of fixed assets of a subsidiary and comparisons with other financial indicators

		Consolidated results
(A)	Loss on the impairment of fixed assets for the nine months ended December 31, 2003	5,000 million yen
(B)	Total shareholders’ equity as of March 31, 2003	182,400 million yen
	(A/B x 100)	(2.7%)
(C)	Income before income taxes for the fiscal year ended March 31, 2003.	9,292 million yen
	(A/C x 100)	(53.8%)
(D)	Net income for the fiscal year ended March 31, 2003	6,723 million yen
	(A/C x 100)	(74.4%)

Note: Since Makita adopted US GAAP reporting, impairment losses on fixed assets are charged to operating income.

          Also, income before income taxes is presented rather than ordinary profit.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

English Translation of press release originally issued in Japanese Language

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